Exhibit 99.1

                          HOLLINGER INC.


          RETRACTION PRICE OF RETRACTABLE COMMON SHARES


          Toronto, Canada, April 15, 1999 -- Hollinger Inc. (TSE,
ME, VSE: HLG.C; NASDAQ: HLGCF) announces that the Retraction
Price of the retractable common shares of the Corporation as of April 15, 1999 shall be $13.50 per share.

          Hollinger Inc. is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United
States, Canada and Israel.

          For further information please call:


J.A. Boultbee                           Peter Y. Atkinson
Executive Vice-President and CFO        Vice-President and General Counsel
Hollinger Inc.                          Hollinger Inc.
(416) 363-8721                          (416) 363-8721